Marizyme, Inc.

2950 E. Harmony Road, Suite 255

Fort Collins, CO 80528

October 22, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Tonya K. Aldave

Re:Marizyme, Inc.

Registration Statement on Form 10-12G Filed September 12, 2018

File No. 000-53223

Dear Ms. Aldave:

We hereby submit the responses of Marizyme, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 9, 2018, providing the Staff’s comments with respect to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) filed with the Commission on September 12, 2018.  The Company has prepared an Amendment No. 1 (the “Amendment”) to the Registration Statement and has filed the Amendment with the Commission concurrently with the submission of this response letter to you.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Item 1. Business

Overview, page 4

1.Throughout the filing you reference your "product candidates" and "pipeline products." Please disclose here what your product candidates are and their current stages of clinical or preclinical trials. If you do not have any current product candidates, please remove all references to current "product candidates" and "pipeline products."

Response: We have specifically referenced and described our four product candidates in the Amendment and, because we have not yet begun and active operations with these product candidates, we have removed all references to “pipeline products.”

2.Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step; material contingencies such as raising additional funds; the timeline and associated costs accompanying each proposed step; and discuss the material assumptions underlying your business plan which you reference in Liquidity & Capital Resources.

Response:  We have revised our Plan of Operation discussion beginning on page 44 of the Amendment to to better reflect the requirements set forth in your comment above.

3.We note your references to "Krillase technology" here and in other sections of the registration statement. Please provide more details on what this technology is, the status of any required approvals by the FDA or other foreign country regulators, and any patents or licenses related to this technology. In addition, please provide disclosure regarding ProteomeX, MB101 and MB102 referenced on your website at www.marizyme.com.

Response: We have provided more description of Krillase and disclosure relating to our product candidates MB101 and MB102, as well as our two other product candidartes, MB103 and MB104.  We have also provided information relating to our patent and patend applications and product approval status in the European Union.  We have removed all references to Proteomex from our website as this was prematurely posted.  When and if we trademark that candidate we will properly disclose the material information relating to ProteomeX in our filings with the Commission.

U.S. Securities and Exchange Commission

October 22, 2018

4.We note your last risk factor on page 19.  Please disclose your third-party manufacturers and their locations.

Response: We do not have third party manufacturers and, on the Amendment, we have modified the above referenced risk factor.

5.It appears that you have conducted clinical trials in the United States. If so, please provide the description of the clinical trials conducted, including the number of trial participants, endpoints, serious adverse events and adverse events encountered during the clinical trials and any other material information about the trials that you conducted or are currently conducting.

Response: We have not conducted any clinical trials in the United States and, in the Amendment, we have removed or clarified any trial references that were ambiguous.

Intellectual Property, page 5

6.We note your disclosure that you acquired patents and patent applications in biotechnology. Please disclose what specific product, product groups or technologies the patents relate to, whether you own or license the patents, patent expiration dates, the type of patent application (such as composition of matter, use or process), and what jurisdictions the patents apply to.

Response: We have listed the patents and patent applications that we acquired from ACB Holding AB on page 7 of the Amendment.

Risk Factors

Our future product candidates may exhibit undesirable side effects, page 11

7.Please remove the statement that your “product candidates have demonstrated an acceptable safety profile.”

Response: We have removed the referenced statement oin the Amendment.

Stockholders may have difficulty reselling their shares, page 32

8.Please update this risk factor.  For example, you state that “if you] fail to be restored to the OTCQB by April 30, 2014 or to remain current in [your] annual and quarterly periodic reports with the SEC….”

Response: The risk factor has been updated in the Amendment as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 37

9.Please expand your disclosure to identity and quantify the specific factors that led to the change in operating expenses, general expenses, other income and other expense.  Ensure the disclosure explains the nature of and quantifies each type of other income and other expense.

Response: We have expanded the disclosure in the Amendment to discuss the factors that led to the referenced changes.

Critical Accounting Policies and Estimates

Recent Accounting Pronouncements, page 41

10.Please update your disclosure in this section as the current disclosure is outdated.  Please clarify whether there are any pronouncements that you expect to adopt in future periods and the impact that the adoption of the standard is expected to have on your financial statements, if material.

Response: We have updated our disclosure in the Amendment relating to recent accounting pronouncements.

U.S. Securities and Exchange Commission

October 22, 2018

Item 3. Properties, page 41

11. Please disclose the terms material leases of properties used to conduct your business.  Refer to Item 102 of Regulation S-K.

Response: We have modified this disclosure in the Amendment to reflect that we do not currently own or lease any properties.  We are temporarily using office space in a building in Fort Collins, Colorade, at no cost to us.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 41

12. Please revise the table to reflect the acquisition of ACB Holding AB in exchange for 16.98 million shares, including disclosure of all additional five percent or greater beneficial owners as a result of the acquisition.

Response: We note that the acquisition with ACB Holdings AB that was consummated on September 12, 2018 was an asset acquisition.  The 16.89 million shares of Company common stock that were issued as consideration for the acquisition were issued to certain shareholders of ACB Holdings AB and any such party who as a result of this issuance acquired beneficial ownership of 5% or more of our common stock is now listed in the beneficial ownership table in the Amndment.

Item 6. Executive Compensation

Summary Compensation Table, page 43

13.We note your disclosure on page F-12 that you paid management fees to officers in 2016. Please revise your summary compensation table to disclose all compensation paid to your named executive officers.

Response: The summary compensation table in the Amendment table has been modified to match the disclosure on F-12

Report of Independent Registered Public Accounting Firm, page F-1

14. Please have your auditor revise their report to comply with PCAOB Auditing Standard 3101. Also, ensure the type size is legible.

Response: Our auditor has revised its report contained in the Amendment to comply with PCAOB Auditing Standard 3101, and the report is legible in the Amendment.

15.You disclose on page F-7 that all subsidiaries of the company were sold effective December 31, 2016. Please explain why your auditor has included a paragraph in their report that the financial statements as of and for the years ended December 31, 2017 and 2016 do not include any of the accounts of your subsidiaries or companies over which you exercise significant influence. Audit reports that express a qualified or "except for" opinion due to a departure from GAAP do not meet the requirements of Regulation S-X Article 2.

Response: The Company’s auditor has modified his opinion to be compliant with the Staff’s comment above.

Statements of Operations, page F-4

16. In future filings, please present your per share information only to the nearest cent so as not to imply more precision than exists.

Response: We have corrected our per share disclosures in the financial statements presented in in the Amendment to show per share information to the nearest cent, as requested.

Statements of Cash Flows, page F-5

17. Expand Management's Discussion and Analysis to explain how operating activities provided cash in 2016 and 2017 when you reported net losses. Explain to us why the $928,659 Notes/Loans Receivable and the $715,418 and $(745,125) Related Party Transactions are classified as operating activities, rather than investing or financing activities, or revise the statement as necessary.

U.S. Securities and Exchange Commission

October 22, 2018

Response: We have corrected the disclosure in the Statement of Cash Flows in the Amendment to reflect that the provision of cash was through financing activities rather than through operating activities.

18. Net cash provided (used) by operating activities and Net cash provided (used) by investing activities for 2016 do not agree to the amounts reported in Form 10-K/A. Please revise to report consistent amounts.

Response: As indicated in the previous response, we have revised the Statement of Cashflows in the Amendment by moving the Notes/Loans Receivable and Related Party Transactions numbers from the operating activities section to the financing activities section of the Statement of Cash Flows.  The cash flow presentation for 2016 in the Amendment is now correct. Although there may be a couple of differences in the 2016 line item numbers between the presentation in the Form 10-K/A and the Amendment, because The Cash-End of Year numbers match in both documents, we do not believe that the differences in the 2016 numbers in the Form 10-K/A are material at this time.

Note 2 Accounting Policies

Recent Accounting Pronouncements, page F-11

19. Please revise the disclosure in the last sentence as the financial statements do not reflect six years.

Response: This disclosure has been revised in the Amendment to reflect two years rather than six.

Note 8. Assets and Liabilities Held for Sale, page F-13

20. Please disclose the percentage ownership in GROUP and indicate how you account for your investment. Also, tell us what the fair value of your investment is at June 30, 2018 and why no impairment is required.

Response:  We have modified the disclosure in Note 8 to provide the information requested in the Staff’s comment.

General

21. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response: We understand that the Commission’s review of our registration statement, as amended, may not be completed before the registration statement is due to become effective on November 11, 2018. We will consider and determine closer to November 11th, based on the status of the Commission’s review at that time and related facts and circumstances, whether we should withdraw our registration statement or let it bocome automatically effective on the 11th.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our Registration Statement, please contact the undersigned at (925) 400-3123 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at 202 869-0888, ext. 103.

Sincerely,

Marizyme, Inc.

By: /s/ Michael J. Handley

     Michael J. Handley

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.